EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

1.	Elast Technologies Corporation, a Delaware Corporation
2.	Disability Access Consultants, Inc., a California Corporation
3.	Global Links Card Services, Inc., a Nevada Corporation
4.	Glove Box™, Inc., a Nevada Corporation
5.	PTS Products International, Inc., a Nevada Corporation
6.	PTS Technologies, Inc., a Nevada Corporation